Exhibit 99.1

PRESS RELEASE

AerDragon To Increase Share Capital to $268 Million

East Epoch Joins as New Shareholder

Amsterdam, The Netherlands; May 6, 2013 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) announced today that East Epoch Limited (“East Epoch”) has agreed to become a new shareholder of AerDragon Aviation Partners Limited (“AerDragon”), the Company’s operating lease joint venture that primarily serves the aviation markets in China and Asia. East Epoch’s main investor is Mr. Hsu Pu, who was the Chairman of the Board of Hsu Fu Chi International Group, best known for founding the largest confectionary company in China. China Aviation Supplies Holding Company (CAS), a founder of AerDragon, will simultaneously increase its investment in AerDragon.  This is in addition to the previously announced capital increase agreed by CAS and the other founders of AerDragon, AerCap and Crédit Agricole CIB (“CACIB”).

The new investments when completed will bring AerDragon’s total share capital to $268 million.

Aengus Kelly, Chief Executive of AerCap, said: “Partnering with East Epoch provides AerDragon with an attractive new source of capital. This transaction, together with the increased commitment from CAS, will lead to accelerated growth at AerDragon and will help the venture to expand its aircraft portfolio.”

About AerDragon

AerDragon was established in 2006 by CAS, AerCap and CACIB. It currently has 18 aircraft on lease to eight airlines.  The venture comprises AerDragon Aviation Partners, based in Shannon, Ireland and Dragon Aviation Leasing, based in Beijing, People’s Republic of China.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck	Peter Wortel
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com

www.aercap.com